

June 12, 2013

<u>Via E-mail</u>
Mr. Anthony Labozzetta
President and Chief Executive Officer
Sussex Bancorp
200 Munsonhurst Road, Route 517
Franklin, New Jersey 07416

Re: **Sussex Bancorp**
              Amendments No. 1 and No 2 to Form S-1
              Filed June 3, 2013 and June 7, 2013
              File No. 333- 187759

Dear Mr. Labozzetta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>Questions and Answers Relating to the Rights Offering, page 1</u>

1. Since you do not have a right to limit to no more than 4.9 %, it is confusing to refer to it. Similarly, it is confusing to use the term "ownership restrictions" generally when you are referring to your right to limit purchases in this offering. Please revise.

Exhibit 5.1 Legal Opinion

2. Please revise the third paragraph to state that your opinion is based on not just New Jersey Business Corporation Act, as amended, but on all reported judicial decisions interpreting the Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief